Mail Stop 3561

July 8, 2009

Norbert Sporns, Chief Executive Officer
HQ Sustainable Maritime Industries, Inc.
Melbourne Towers, 1511 Third Avenue, Suite 788
Seattle, WA 98101

> **Re:** **HQ Sustainable Maritime Industries, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 12, 2009**
> **File No. 001-33473**

Dear Mr. Sporns:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on March 12, 2009

Cover Page

1.   In future filings, please provide the public float amount as of the last business day of your most recently completed second fiscal quarter, rather than your fiscal year end.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

General Overview, page 23

2.   Please expand your disclosures describing the conditional agreement with the government of Tayang Town to indicate the financial commitment of such arrangement, if any.

3.   Please advise us why you did not provide a discussion of your results of operations comparing your financial performance for the fiscal year ended December 31, 2007 with the fiscal year ended December 31, 2006.

Results of Operations – Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 24

4.   We note total sales for the year ended December 31, 2008 increased $12.8 million over the prior year's sales. Within your description of the manufacture and selling of aquatic products, you disclose that the production capacity of your fish processing plant was increased by 50%; however you do not appear to disclose this impact on the volume of aquatic products sold. Please expand your discussion of Results of Operations to provide price and quantity comparisons by segment the reasons underlying any material changes. For example, clarify whether the 19% increase in Jiahua Marine's revenues is attributable to a corresponding 19% increase in product volume sold, increased selling prices, or an improved sales mix in comparison to 2007.

5.   Please revise your discussion to quantify the underlying reasons for fluctuations in your operations. For example, you note that general and administrative expenses increased $1.4 million, or 29%, as a result of additional costs related to Sarbanes Oxley documentation and the audit requirements of Section 404, the increased franchise tax from the State of Delaware, branding-related expenses, traveling, investor relations and other U.S. head office expenses. Quantify the dollar amount increase associated with each of the above activities. For additional guidance, please refer to SEC Release 33-8350, available on our website at www.sec.gov./rules/interp/33-8350.htm.

6.   We note your disclosure indicating that your 2008 finance costs include non-recurring costs recognized in final judgments on the Westminster Securities and John O'Shea claims, settled in the first half of 2008. Explain to us why you have not included disclosure describing these settlements within Item 3 or in your notes to the consolidated financial statements. In your response, tell us the amount of costs recognized and why you classified the costs as finance costs.

Item 8. Consolidated Financial Statements and Supplementary Data, page 29

7.   We note that you did not provide consolidated financial statements as of and for the year
        ended December 31, 2006. Explain to us why you have not provided an income
        statement, statement to stockholders' equity or statement of cash flows for the year ended
        December 31, 2006, as it appears that you have classified yourself as an 'Accelerated
        Filer' on the cover page.

Report of Independent Registered Public Accounting Firm, page 33

8.   We note your consolidated financial statements as of December 31, 2007 were audited by
        other auditors. Please amend your Form 10-K to include an audit report for all periods
        presented within Item 8.

Notes for the Consolidated Financial Statements, page 39

9.   Please disclose selected quarterly financial data, as required by Item 302 of Regulation S-
        K.

10.   We note in the first paragraph on page 21 that you issued 300,000 shares on March 18,
        2008 in relation to a waiver agreement related to payment of penalties and interests on
        notes issued to two investors. Please disclose the amount of expense recorded related to
        this issuance and where you classified the expense in your consolidated statement of
        income.

Note 3 – Accounting Policies, page 40

Segments, page 43

11.   Please revise your segment disclosures to include geographic information, as required by
        paragraph 38 of SFAS 131 (or FASB ASC 280-10-50-41). We note your disclosures at
        page 9 within the caption 'Distribution Channels' indicating that you 'distribute your
        seafood products principally within the United States and Europe'. Reconcile this
        statement to your disclosures at page 43 indicating that less than 10% of consolidated
        revenues and less than 10% of consolidated income from operations is generated outside
        of Mainland China.

Note 14 – Appropriation of Retained Earnings, page 51

12.   We note your appropriations to reserves, and your requirement to make annual
        appropriations to the statutory surplus reserve and the public welfare reserve. Further,
        we note the requirement to increase the statutory surplus reserve until it reaches 50
        percent of registered capital. Please revise your disclosures to include the remaining

statutory surplus reserve required for each balance sheet date. In addition, if true, please add disclosure indicating that the laws and regulations of the PRC restrict the distribution of the statutory surplus reserve in any form outside of the PRC, whether by cash dividend or for use in U.S. operations. Refer to Rule 4-08(e) of Regulation S-X for additional guidance.

Executive Compensation, page 61

13.   Please substantially revise your Compensation, Discussion and Analysis disclosure to discuss each item listed in Item 402(b) of Regulation S-K. As a non-exclusive example, we note that you seek to position base salary at the market median of your peer group, but you do not provide any details regarding this peer group. Similarly, there is no discussion on how the compensation committee or the board determined the bonuses awarded, in either equity awards or cash bonuses, in the fiscal year ended December 31, 2008 for both your officers and directors.

14.   Please provide the narrative disclosures required for each of your compensation tables. Please refer to Items 402(e), (h)(3), (i)(3), and k(3) of Regulation S-K.

15.   Please revise to provide a full description of all of your "limited fringe benefits, perquisites, severance and other benefits," as disclosed on page 61. Also, please clarify if the value of these items is included in the "All Other Compensation" column of your 2008 Summary Compensation Table.

Certain Relationships and Related Transactions, and Director Independence, page 75

16.   Please advise us whether the related party loans described on page 48 in the footnotes to your financial statement would be subject to disclosure under Item 404 of Regulation S-K.   If yes, please amend your Form 10-K to provide the required disclosure.

Exhibits

17.   It appears that you are incorporating the 10-K by reference into certain registration statements. Please tell us why you did not furnish consents from your current or former auditor under Exhibit 23. Refer to Rule 439 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance.

18.   Please revise your Section 302 and 906 certifications for Mr. Dallaire to clearly indicate that he is your chief financial officer or your principal financial officer.

Exhibits 31.1 and 31.2

19.   Please amend your Form 10-K to exactly conform the introductory language in paragraph 4 of your certifications to that in Item 601(b)(31) of Regulation S-K.

* * * *

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review, if appropriate. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Questions may be directed to David Walz, the primary accounting examiner for this filing, at (202) 551-3358 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or me at (202) 551-3790 for all other issues.

Sincerely,

John Reynolds
Assistant Director

cc: Jean–Pierre Dallaire, CFO
     Fax: (206) 621-0318